================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                              PRIMARK CORPORATION
                                (NAME OF ISSUER)

                              PRIMARK CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

COMMON STOCK, WITHOUT PAR VALUE                                    741903108
 (TITLE OF CLASS OF SECURITIES)                     (CUSIP NUMBER OF CLASS OF SECURITIES)



                 MICHAEL R. KARGULA, EXECUTIVE VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                              PRIMARK CORPORATION
                               1000 WINTER STREET
                                  SUITE 4300N
                             WALTHAM, MA 02154-1248
                                 (781) 487-2120
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSONS(S) FILING STATEMENT)

                            ------------------------

                                    Copy to:

                           STEPHEN W. HAMILTON, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                          WASHINGTON, D.C. 20005-2111
                                 (202) 371-7000
                            ------------------------

                                  MAY 20, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                            ------------------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
----------------------                                 --------------------
     $166,000,000                                            $33,200

---------------
 * Calculated solely for purposes of determining the filing fee, based upon the purchase of 4,000,000 shares at the maximum tender offer price per share of $41.50.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  N/A                            Filing Party:  N/A
Form or Registration No.:  N/A                          Date Filed:  N/A

================================================================================

     This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by Primark Corporation, a Michigan corporation (the "Company"), to purchase up to 4,000,000 shares of its common stock, without par value (the "Shares") (including the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 29, 1997 between the Company and BankBoston, N.A., as the Rights Agent) at prices, net to the seller in cash, not greater than $41.50 nor less than $34.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Tenders of Shares pursuant to the Offer will include a tender of the associated Rights and no separate consideration will be paid for such Rights. Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is Primark Corporation, a Michigan corporation. The address of its principal executive offices is Primark Corporation, 1000 Winter Street, Suite 4300N, Waltham, Massachusetts 02154-1248.

     (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company, although the Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

     (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

     (d) This Statement is being filed by the Issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Section 10. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

     (a)-(j) The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 10. Source and Amount of Funds" and "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Schedule I -- Certain Transactions Involving Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "Section 16. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "Section 11. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference. The information set forth on (i) pages 18 through 34 of the Company's 1997 Annual Report filed as Exhibit 13.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed as Exhibit (g)(1) hereto, and (ii) pages 1 through 7 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, filed as Exhibit (g)(2) hereto, in each case, is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Form of Offer to Purchase dated May 20, 1998.

     (a)(2) Form of Letter of Transmittal.

     (a)(3) Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Form of Letter to Shareholders dated May 20, 1998 from the Chairman, President and Chief Executive Officer of the Company.

     (a)(7) Form of Letter from Fidelity Management Trust Company, as Trustee ("Fidelity"), to participants in the Company's Savings and Stock Ownership Plan, including the form of Direction Form to Fidelity from participants in such plan.

     (a)(8) Form of Letter from the Company to participants in the Company's Employee Stock Purchase Plan, including the form of Direction Form to BankBoston, N.A. from participants in such plan.

     (a)(9) Form of Letter from Fidelity to participants in the TASC, Inc. Profit Sharing and Stock Ownership Plan, including the form of Direction Form to Fidelity from participants in such plan.

     (a)(10) Press Release issued by the Company dated May 12, 1998.

     (a)(11) Summary Advertisement dated May 20, 1998.

     (a)(12) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(13) Press Release issued by the Company dated May 20, 1998.

     (b)(1) Credit Agreement, dated as of February 7, 1997, among the Company, Lenders parties thereto from time to time, the Issuing Banks referred to therein and Mellon Bank, N.A., as Agent, (previously filed as Exhibit 10.17 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed with the Commission on March 27, 1997 and incorporated herein by reference), as amended on May 1, 1997, June 30, 1997, December 1, 1997 and March 6, 1998 (previously filed as Exhibits
            10.1 and 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 filed with the Commission on August 14, 1997 and Exhibits 10.16.1 and 10.16.2 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 filed with the Commission on March 30, 1998, respectively, and incorporated herein by reference).

     (g)(1) Pages 18 through 34 of the Company's 1997 Annual Report filed as
            Exhibit 13.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (incorporated herein by reference from the Company's Form 10-K filed with the Commission on March 31, 1998).

     (g)(2) Pages 1 through 7 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (incorporated herein by reference from the Company's Form 10-Q filed with the Commission on May 12,
            1998).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          PRIMARK CORPORATION

                                          By:    /s/ MICHAEL R. KARGULA
                                            ------------------------------------
                                                    MICHAEL R. KARGULA,
                                                 Executive Vice President,
                                               General Counsel and Secretary

Dated: May 20, 1998

                               INDEX TO EXHIBITS

 ITEM                            DESCRIPTION                           PAGE
 ----                            -----------                           ----
(a)(1)   Form of Offer to Purchase dated May 20, 1998................
(a)(2)   Form of Letter of Transmittal...............................
(a)(3)   Form of Notice of Guaranteed Delivery.......................
(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees................................
(a)(5)   Form of Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees........
(a)(6)   Form of Letter to Shareholders dated May 20, 1998 from the
         Chairman, President and Chief Executive Officer of the
         Company.....................................................
(a)(7)   Form of Letter from Fidelity Management Trust Company, as
         Trustee ("Fidelity"), to participants in the Company's
         Savings and Stock Ownership Plan, including the form of
         Direction Form to Fidelity from participants in such plan...
(a)(8)   Form of Letter from the Company to participants in the
         Company's Employee Stock Purchase Plan, including the form of Direction Form to BankBoston, N.A. from participants in such plan...................................................
(a)(9)   Form of Letter from Fidelity to participants in the TASC,
         Inc. Profit Sharing and Stock Ownership Plan, including the form of Direction Form to Fidelity from participants in such plan........................................................
(a)(10)  Press Release issued by the Company dated May 12, 1998......
(a)(11)  Summary Advertisement dated May 20, 1998....................
(a)(12)  Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9...............................
(a)(13)  Press Release issued by the Company dated May 20, 1998......
(b)(1)   Credit Agreement, dated as of February 7, 1997, among the
         Company, Lenders parties thereto from time to time, the
         Issuing Banks referred to therein and Mellon Bank, N.A., as
         Agent, (previously filed as Exhibit 10.17 of the Company's
         Annual Report on Form 10-K for the fiscal year ended
         December 31, 1996 filed with the Commission on March 27,
         1997 and incorporated herein by reference), as amended on
         May 1, 1997, June 30, 1997, December 1, 1997 and March 6,
         1998 (previously filed as Exhibits 10.1 and 10.2 of the
         Company's Quarterly Report on Form 10-Q for the quarter
         ended June 30, 1997 filed with the Commission on August 14,
         1997 and Exhibits 10.16.1 and 10.16.2 of the Company's
         Annual Report on Form 10-K for the fiscal year ended
         December 31, 1997 filed with the Commission on March 30,
         1998, respectively, and incorporated herein by reference)...
(g)(1)   Pages 18 through 34 of the Company's 1997 Annual Report
         filed as Exhibit 13.1 to the Company's Annual Report on Form
         10-K for the fiscal year ended December 31, 1997
         (incorporated herein by reference from the Company's Form
         10-K filed with the Commission on March 31, 1998)...........
(g)(2)   Pages 1 through 7 of the Company's Quarterly Report on Form
         10-Q for the quarter ended March 31, 1998 (incorporated
         herein by reference from the Company's Form 10-Q filed with the Commission on May 12, 1998).............................